

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2013

Via E-Mail
Mr. Michael J. Little
Chief Financial Officer
Premier Exhibitions, Inc.
3340 Peachtree Road
Suite 900
Atlanta, Georgia 30326

      Re: Premier Exhibitions, Inc.
              Form 10-K for the year ended February 28, 2013
              Filed May 29, 2013
              File No. 000-24452

Dear Mr. Little:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief